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SEC FILE NUMBER
8- 50034

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

RECEIVED FEB 27 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

American Century Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1665 Charleston Road
(No. and Street)

Mountain View	California	94043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James F. Jennings (816) 340-7123
(Area Code - Telephone No.)

Financial Operations Principal

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1010 Grand Boulevard, Suite 400	Kansas City	Missouri	64106-2232
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

American Century Brokerage, Inc.

(A Wholly Owned Subsidiary of American Century Companies, Inc.)
SEC I.D. No. 8-50034
Financial Statements and Supplemental Schedules for the Year Ended December 31, 2001, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

AMERICAN CENTURY BROKERAGE, INC.
(A Wholly Owned Subsidiary of American Century Companies, Inc)

TABLE OF CONTENTS

AFFIRMATION

I, James F. Jennings, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to American Century Brokerage, Inc. (the "Company") for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] Date: 2-26-02

Financial Operations Principal
Title

[signature: Deana A. Sherwood]
Notary Public

Deloitte & Touche LLP
Suite 400
1010 Grand Boulevard
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

The Stockholder and Board of Directors of
American Century Brokerage, Inc.
Mountain View, California

We have audited the accompanying statement of financial condition of American Century Brokerage, Inc. (the "Company") (a wholly owned subsidiary of American Century Companies, Inc.) as of December 31, 2001, and the related statements of operation, stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 19, 2002

AMERICAN CENTURY BROKERAGE, INC.
(A Wholly Owned Subsidiary of American Century Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 3,829,014
Receivable from clearing broker	1,885,074
Deposit with clearing broker	100,000
Prepaid expenses and other assets	639,744
TOTAL	$ 6,453,832

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued salaries and benefits	$ 1,869,032
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; authorized 75,000 shares, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	17,274,078
Retained earnings (deficit)	(12,690,278)
Total stockholder's equity	4,584,800
TOTAL	$ 6,453,832

See notes to financial statements.

AMERICAN CENTURY BROKERAGE, INC.
(A Wholly Owned Subsidiary of American Centuries Companies, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions	$ 3,430,931
Dividends and interest	200,536
Other income	71,454
Total revenues	3,702,921
EXPENSES	
Salaries and benefits	5,084,853
Commission fees	1,456,864
Clearing broker fees	807,887
General and administrative	334,986
Professional fees and outside services	231,919
Total expenses	7,916,509
Loss before income tax benefit	(4,213,588)
Income tax benefit	(1,484,705)
NET LOSS	$ (2,728,883)

See notes to financial statements.

AMERICAN CENTURY BROKERAGE, INC.
(A Wholly Owned Subsidiary of American Century Companies, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCE, January 1, 2001	$ 1,000	$ 13,833,881	$ (9,961,395)	$ 3,873,486
Capital contributions		3,440,197		3,440,197
Net loss			(2,728,883)	(2,728,883)
BALANCE, December 31, 2001	$ 1,000	$ 17,274,078	$ (12,690,278)	$ 4,584,800

See notes to financial statements.

AMERICAN CENTURY BROKERAGE, INC.
(A Wholly Owned Subsidiary of American Century Companies, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (2,728,883)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Contribution of services from Stockholder included in expenses	3,440,197
Changes in:	
Receivable from clearing broker	486,896
Prepaid expenses and other assets	(334,923)
Accrued salaries and benefits	740,710
INCREASE IN CASH AND CASH EQUIVALENTS	1,603,997
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,225,017
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 3,829,014
SUPPLEMENTAL CASH FLOW INFORMATION - Tax benefit received from Stockholder	$ 1,484,705
NON-CASH INVESTING AND FINANCING ACTIVITIES - Capital contribution of services from Stockholder	$ 3,440,197

See notes to financial statements.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - American Century Brokerage, Inc. (the "Company") is a registered broker-dealer and wholly owned subsidiary of American Century Companies, Inc. ("ACC"). The Company is economically dependent upon ACC. The Company's primary purpose is to provide brokerage services to its customers on a fully disclosed basis.

The Company receives customers' funds and securities, and accordingly operates pursuant to Rules 15c3-1(a)(2)(i) and 15c3-3 of the Securities Exchange Act of 1934. However, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker. The clearing broker carries all the accounts of such customers and maintains and preserves the books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 of the Securities Exchange Act of 1934. As such, no entries to the reserve formula exist and the Company is not required to compute the reserve formula.

Cash and Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less to be cash equivalents, which consisted of an investment in a money market mutual fund as of December 31, 2001.

Deposit with Clearing Broker - The deposit with clearing broker is required pursuant to the Company's contract with its clearing broker.

Commissions - Commission revenue and related expense are recorded on a settlement date basis, which is not materially different than on a trade date basis.

Dividend and Interest Income - The Company records dividend and interest income on the accrual basis. Dividend income consists of distributions from an investment in a money market fund that is managed by an affiliate of the Company.

Income Taxes - The Company is included in the consolidated tax return of ACC with other ACC subsidiaries. In accordance with the provisions of the tax sharing agreement between the Company and ACC, ACC allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss, using the statutory rate applicable to the consolidated group. These amounts are settled through intercompany transactions on a monthly basis, and as of December 31, 2001, there was $324,916 due from ACC. Deferred income tax expense or benefit is recorded similarly and results from differences in the Company's assets and liabilities reported for financial reporting purposes and the tax basis of such assets and liabilities.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTIES

ACC, through American Century Services Corporation (also a wholly owned subsidiary of ACC) and through other wholly owned subsidiaries of ACC, incurred certain operating general and administrative expenses on behalf of the Company, of which $3,440,197 has been contributed to additional paid-in capital of the Company. At December 31, 2001, the Company had $263,757 included in accrued salaries and benefits relating to certain operating general and administrative expenses due to ACC, American Century Services Corporation and the other wholly owned subsidiaries of ACC. ACC, American Century Services Corporation and the other wholly owned subsidiaries of ACC will not require reimbursement for these services.

Employees of the Company participate in various employee benefit plans sponsored by ACC and administered by an affiliate of the Company. During 2001, the Company contributed approximately $261,000 in connection with these benefit plans. These expenditures are included in salaries and benefits expense.

3. RESTRUCTING CHARGES

In the fouth quarter of 2001, the Company adopted a restructuring plan estimated to cost $902,600. The restructuring plan was designed to reduce costs and re-allocate resources to areas supporting the strategic direction of the Company, which is to be a leading, global provider of investment management and supporting services, while maintaining superior performance and client relationships. The restructuring charge represents severance and termination benefits for 15 positions that were eliminated by the Company. Of the $902,600, $171,327 was paid out prior to December 31, 2001. The remaining $731,273, which is included in accrued salaries and benefits at December 31, 2001, is expected to be paid out during 2002. The estimated restructuring charges of $902,600 are included in salaries and benefits for the year ended December 31, 2001.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Company to maintain minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness. The Company had net capital, as defined, of $3,868,476 as of December 31, 2001, which was $3,618,476 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.48 to 1 as of December 31, 2001.

5. CREDIT RISK

In the normal course of business, the Company's actions involve the execution and settlement of customer securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The

settlement of open customer transactions as of December 31, 2001 is not expected to have a material adverse effect on the Company's financial statements.

As a securities broker-dealer, the Company may engage in various securities trading activities. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

* * * * * *

AMERICAN CENTURY BROKERAGE, INC.
(A Wholly Owned Subsidiary of American Century Companies, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

Stockholder's equity	$4,584,800
Less: Nonallowable assets	639,744
Net capital before haircuts	3,945,056
Less: Haircuts on money market mutual funds	76,580
Net capital	$3,868,476
Aggregate indebtedness	$1,869,032
Computation of net capital requirement Minimum net capital required - Greater of $250,000 or 6 2/3% of aggregate indebtedness	$ 250,000
Excess net capital	$3,618,476
Ratio of aggregate indebtedness to net capital	0.48:1

There are no material differences between the above computation of net capital under Rule 15c3-1 and that filed by the Company in Part IIA of its unaudited Form X-17A-5 as of December 31, 2001.

AMERICAN CENTURY BROKERAGE, INC.

(A Wholly Owned Subsidiaries of American Century Companies, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

The Company receives customers' funds and securities, and accordingly operates pursuant to Rules 15c3-1(a)(2)(i) and 15c3-3. However, the Company introduces and clears its customers' transactions on a fully disclosed basis and promptly forwards or delivers all funds and securities received by the Company in connection with its activities as a broker-dealer. The Company operates in compliance with Rule 15c3-1(a)(2)(i) and 15c3-3. Since no entries to the Reserve Formula exist and no customers' funds or securities are held by the Company, the Computation for Determination of Reserve Requirements and Information for Possession and Control Requirements are not included herein.

Deloitte & Touche LLP
Suite 400
1010 Grand Boulevard
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.us.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

February 19, 2002

The Stockholder and Board of Directors of
American Century Brokerage, Inc.
Mountain View, California

In planning and performing our audit of the financial statements of American Century Brokerage, Inc. (the "Company") (a wholly owned subsidiary of American Century Company, Inc.) for the year ended December 31, 2001 (on which we have issued our report dated February 19, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, National Association of Security Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP